

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 8, 2007

Mr. Kevin L. Foxx
SemGroup Energy Partners, G.P., L.L.C.
Two Warren Place
6120 South Yale Avenue, Suite 700
Tulsa, Oklahoma 74136

> **Re: SemGroup Energy Partners, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 25, 2007**
> **File No. 333-141196**

Dear Mr. Foxx:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-3 filed May 25, 2007

Selected Historical and Unaudited Pro Forma Financial and Operating Data, page 66

1.   Because you no longer include a pro forma balance sheet as of December 31, 2006 in the filing, please remove the pro forma balance sheet data as of December 31, 2006 from your selected financial data table on page 67. In addition, please revise the introductory language in the second paragraph on page 66 to delete the

reference to pro forma information as of December 31, 2006 included elsewhere in the document.

Notes to the Unaudited Financial Statements, page F-26

Note 6. Operating Segments, page F-28

2.   We note on page F-28 that the non-GAAP measure of operating margin is presented in the following table on page F-29. However, we were unable to locate such measure in the table on page F-29. Please expand the table to disclose the information that you set forth to include in the table in Note 6.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ryan Milne at (202) 551-3688 or Shannon Buskirk at (202) 551-3717 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Buskirk
        R. Milne
        A.N. Parker
        C. Moncada-Terry